082-3277

Regulatory Announcement

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06015402

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:34 11-Jul-06
Number	0418G

RNS Number:0418G
Tesco PLC
11 July 2006

SUPPL

PROCESSING
RECEIVED
JUL 20 2006
SEC MAIL
WASH. D.C.
151

11th July 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that on 10th July 2006 the following Director exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at an option price of 247.00p per share and sold a total of 348,178 Ordinary shares at a price of 347.00p.

Director	No of Shares
T J R Mason	348,178

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
JUL 25 2006 E
THOMSON
FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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dw 7/21

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Result of AGM
Released	16:21 07-Jul-06
Number	8902F

RNS Number:8902F
Tesco PLC
07 July 2006

Tesco PLC

7 July 2006

Tesco Plc - Results of AGM

All resolutions proposed at the Annual General Meeting of the Company held on 7 July 2006 were passed by shareholders.

Tesco Plc Annual General Meeting Poll Results

		For	Against	Withheld	Total
01	Report and Accounts	4,944,095,571	5,500,508	124,617,130	5,074,213,209
02	Remuneration Report	4,895,156,615	136,626,795	42,439,884	5,074,223,294
03	Final Dividend	5,073,457,150	90,408	673,263	5,074,220,821
04	Mr C Allen	5,044,319,569	28,818,769	1,006,680	5,074,145,018
05	Mr R Brasher	4,965,140,019	46,472,915	62,261,084	5,073,874,018
06	Mr P Clarke	4,965,139,848	45,041,541	63,429,874	5,073,611,263
07	Mr A Higginson	4,965,186,596	46,805,424	62,173,062	5,074,165,082
08	Re-appoint Auditors	4,963,203,766	110,255,176	702,536	5,074,161,478
09	Auditors' remuneration	5,026,783,451	46,568,571	794,425	5,074,146,447
10	Increase Share Capital	5,061,604,473	11,347,910	1,201,694	5,074,154,077
11	Allot Relevant Securities	4,898,095,015	130,278,508	45,780,848	5,074,154,371
12	Pre-emption Rights	5,015,766,340	10,041,932	48,202,212	5,074,010,484
13	Purchase Own	5,070,463,960	2,682,784	978,990	5,074,125,734

	Shares				
14	Treasury Shares	5,067,193,459	3,173,964	3,773,808	5,074,141,231
15	Political Donations - The Company	4,828,919,867	133,101,051	111,868,299	5,073,889,217
16	Political Donations - Tesco Stores Limited	4,827,697,956	134,254,605	112,001,121	5,073,953,682
17	Political Donations - Tesco Ireland Limited	4,827,896,988	133,808,078	112,197,728	5,073,902,794
18	Political Donations - Tesco Vin Plus S.A	4,830,182,300	133,073,781	110,749,201	5,074,005,282
19	Political Donations - Tesco Stores CR a.s.	4,830,300,674	132,950,581	110,705,910	5,073,957,165
20	Political Donations - Tesco Stores SR a.s.	4,830,283,856	132,903,000	110,814,944	5,074,001,800
21	Political Donations - Tesco Global Rt	4,830,170,449	132,950,127	110,822,228	5,073,942,804
22	Political Donations - Tesco Polska Sp z.o.o.	4,830,002,268	133,717,735	110,267,079	5,073,987,082

Results of the poll can also be viewed on the Company's website: www.tesco.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:47 04-Jul-06
Number	6771F

RNS Number:6771F
Tesco PLC
04 July 2006

4 July 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 30th June 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 334.5p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director	PDMR Number of shares
R W Brasher	32
P A Clarke	32
A Higginson	32
T P Leahy	32
T J R Mason	32
D T Potts	32

L Neville-Rolfe 32

2. The Trustees transferred 13,269,881 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 25,185,533 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	15:05 04-Jul-06
Number	6610F

RNS Number:6610F
Tesco PLC
04 July 2006

4 July 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 3 July 2006 that FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 396,502,547 Ordinary Shares of 5p each of the Company. This represents 5.02% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	15:00 04-Jul-06
Number	6148F

RNS Number:6148F
Tesco PLC
04 July 2006

4 July 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 30 June 2006 that FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 393,997,637 Ordinary Shares of 5p each of the Company. This represents 4.99% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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